UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101. Information to be Included in Statements Filed

Pursuant to §240.13d-1(a) and Amendments

Thereto Filed Pursuant to 240.13d-2(a))

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Great Lakes Aviation, Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

39054K 10 8

(CUSIP Number)

Dennis L. Knoer, Esq.

Briggs and Morgan, P.A.

2200 IDS Center

80 South Eighth Street

Minneapolis, Minnesota 55402

(612) 977-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39054K 10 8	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Gayle R. Brandt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,956,000
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,956,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,956,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Gayle R. Brandt (“Gayle Brandt”) hereby amends and restates her statement on Schedule 13D (the “Schedule 13D”) originally filed on November 20, 1996, and amended on February 28, 2002, and September 12, 2003, with respect to her beneficial ownership of shares of common stock par value $.01 per share (“Common Stock”), of Great Lakes Aviation, Ltd. (“Great Lakes”), an Iowa corporation. This Schedule 13D amends and restates the previously filed Schedule 13D’s.

Item 1. Security and Issuer

The name of the Issuer is Great Lakes Aviation, Ltd. and the address of its principal office is 1022 Airport Parkway, Cheyenne, Wyoming 82001. The title of the class of equity security to which this statement relates is Common Stock.

Item 2. Identity and Background

(a) Gayle R. Brandt

(b) 256 Emerald Meadow Drive, Arnolds Park, Iowa 51331

(c) Beneficial owner of 10% or more of the Issuer’s Common Stock

(d) Ms. Brandt has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Ms. Brandt has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States

Item 3. Source and Amount of Funds or Other Consideration

Not applicable

Item 4. Purpose of Transaction

Ms. Brandt acquired the Shares from her ex-spouse pursuant to a domestic relations order. Ms. Brandt has no present intention to purchase additional shares of Common Stock of the Issuer.

Ms. Brandt has no present plan or intention which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, Gayle R. Brandt beneficially owned 1,956,000 shares of Common Stock constituting approximately 13.7% of outstanding Common Stock of the Issuer.

(b) Ms. Brandt has shared power to vote 1,956,000 shares with her ex-spouse, Douglas G. Voss (“Mr. Voss”), through the irrevocable proxy and shared dispositive power over 1,956,000 shares through the irrevocable proxy.

(c) On April 18, 2008, Iowa Great Lakes Flyers, Inc., (“Flyers”) of which Mr. Voss is the sole shareholder, acquired 23,342 shares of Common Stock in a private placement transaction with Ms. Brandt at a price of $2.04 per share pursuant to the terms of the Buy-Sell Agreement entered into with her.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Gayle R. Brandt has granted to her ex-spouse, Douglas G. Voss, an irrevocable proxy to vote all of her shares of Common Stock (the “Shares”) until June 28, 2010.

Ms. Brandt and Mr. Voss have entered into a Shareholder Buy-Sell Agreement (the “Buy-Sell Agreement”) with respect to the Shares. The term of the Buy-Sell Agreement is until June 28, 2010 or until such time as Ms. Brandt does not own any Shares or Great Lakes is dissolved or liquidated (the “Term”). Pursuant to the Buy-Sell Agreement, Ms. Brandt could not sell any Shares until June 28, 1999 at which time she became entitled to sell 470,000 Shares and an additional 235,000 Shares in each year thereafter. Mr. Voss, however, has been granted a right of first refusal to purchase for the market price any Shares which Ms. Brandt desires to so sell. The Buy-Sell Agreement also provides Mr. Voss the option to purchase any Shares at any time during the Term for the market price of the Common Stock. The Buy-Sell Agreement provides that in any transaction in which Mr. Voss sells greater than 5% of his Common Stock, Mr. Voss has the right to compel Ms. Brandt to include the Shares held by her in such transaction on the same terms as the Shares of Common Stock held by Mr. Voss. In turn, Ms. Brandt has the right to have her Shares included by Mr. Voss in any such transaction on a pro rata basis.

The Buy-Sell Agreement provides Mr. Voss with the right to purchase the Shares of Ms. Brandt for the market price upon the death of Ms. Brandt and an involuntary disposition of the Shares held by Ms. Brandt.

The Buy-Sell Agreement also gives Ms. Brandt the right each year during the Term of the Buy-Sell Agreement, by giving 180 days advance written notice, to require Mr. Voss to purchase the Shares owned by Ms. Brandt for a share price to be negotiated or at market price up to a total purchase amount not to exceed $50,000 per year. This right may not be exercised more than 2 times per year. On February 20, 2002, Ms. Brandt exercised this right and Mr. Voss (through Flyers) purchased from her 198,245 Shares of Common Stock at a price of $0.504 per share, on September 12, 2003, Ms. Brandt exercised this right and Mr. Voss (through Flyers) purchased from her 172,413 Shares of Common Stock at $0.29 per share pursuant to a Stock Purchase Agreement, and on April 18, 2008, Ms. Brandt exercised this right and Mr. Voss (through Flyers) purchased from her 23,342 Shares of Common Stock at $2.04 per share pursuant to a Stock Purchase Agreement, which is filed as Exhibit 4 herewith.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Irrevocable Proxy, dated June 28, 1996 for the Reporting Person to Douglas G. Voss.*

Exhibit 2	Shareholder Buy-Sell Agreement, dated June 28, 1996, by and between the Reporting Person and Douglas G. Voss.*

Exhibit 3	Stock Purchase Agreement, dated August 25, 2003, between Iowa Great Lakes Flyers, Inc. and the Reporting Person.**

Exhibit 4	Stock Purchase Agreement, dated April 18, 2008, between Iowa Great Lakes Flyers, Inc. and the Reporting Person.

*	Previously filed by Reporting Person as an exhibit to Schedule 13D, filed with the Securities and Exchange Commission on November 20, 1996.
**	Previously filed by Reporting Person as an exhibit to Amendment No. 2 to Schedule 13D, filed with the Securities and Exchange Commission on September 18, 2003.

Exhibit Index

Exhibit	Document
Exhibit 1	Irrevocable Proxy, dated June 28, 1996 for the Reporting Person to Douglas G. Voss.*

Exhibit 2	Shareholder Buy-Sell Agreement, dated June 28, 1996, by and between the Reporting Person and Douglas G. Voss.*

Exhibit 3	Stock Purchase Agreement, dated August 25, 2003, between Iowa Great Lakes Flyers, Inc. and the Reporting Person.**

Exhibit 4	Stock Purchase Agreement, dated April 18, 2008, between Iowa Great Lakes Flyers, Inc. and the Reporting Person.

*	Previously filed by Reporting Person as an exhibit to Schedule 13D, filed with the Securities and Exchange Commission on November 20, 1996.
**	Previously filed by Reporting Person as an exhibit to Amendment No. 2 to Schedule 13D, filed with the Securities and Exchange Commission on September 18, 2003.

Signature

After reasonable inquiring and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2008

/s/ Gayle R. Brandt
Gayle R. Brandt

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